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            Orckit Communications Reports 2008 First Quarter Results

TEL AVIV, Israel, April 30, 2008 -- Orckit Communications Ltd. (NASDAQ: ORCT) today reported results for the first quarter ended March 31, 2008.

Revenues in the first quarter of 2008 were $2.0 million compared to $1.8 million in the previous quarter ended December 31, 2007 and $4.5 million in the comparable quarter last year.

Net loss for the quarter ended March 31, 2008 was $7.7 million, or $(0.47) per share, compared to net income of $6.4 million, or $0.38 per diluted share, for the previous quarter ended December 31, 2007 and a net loss of $5.6 million, or $(0.36) per share, for the first quarter of 2007. Results for the previous quarter ended December 31, 2007 include one-time income of $14.2 million derived from a payment to the Company in connection with the settlement of a commercial dispute related to the Company's legacy operations.

Key Highlights for the quarter:
- Corrigent's CM-100 and CM-4000 product lines were selected by Media Broadcast as a main network infrastructure building block to be deployed by Deutsche Telekom for a leading cable operator in Germany. Deployments in Lower Saxony and Bavaria in Germany begin this year, and rollouts in additional regions for the leading cable operator are expected to occur over the next several years. First shipments of CM products in Germany have commenced.

- Carriers in Asia and the US continued their evaluation of the CM product line to support their deployment plans, with commercial selections expected in 2008.

- Corrigent participated in a panel at the OFC/NFOEC 2008 conference, together with representatives from U.S. telecom carriers Verizon and AT&T. The panel reviewed alternative strategies for the migration of carriers from TDM to packet networks. Corrigent presented its approach with respect to delivering converged TDM and packet services over Ethernet transport networks and the interworking mechanisms to facilitate this migration.

- Corrigent participated in the Fiber Optics Expo 2008 tradeshow in Tokyo, Japan and presented its approach with respect to scaling network-side interfaces in-service to up to 100Gbps, in 10Gbps increments.

Izhak Tamir, President of Orckit, commented "Product deliveries to Media Broadcast have begun, and are expected to ramp up as the year progresses and the initial deployments for the two networks in Germany proceed. We believe that this win increases the confidence that carriers have in our product maturity and technology leadership, and positions us favorably in the eyes of carriers as we work to transform trials and evaluations into commercial selections."

"Telecom carriers continue to evaluate optimized platforms to support the convergence of voice, video and data services over packet networks. These advanced services, including high-definition, on-demand and mobile video, as well as next-generation wireless technology such as WiMAX, are expected to drive the demand for the CM product families going forward. We believe that additional carriers will recognize the benefits of the CM product line and make our platform the solution of choice for these applications."

Outlook and Guidance

For the quarter ending June 30, 2008, we expect revenues to be approximately $3.0 million, with a net loss of approximately $8.5 million, or approximately $(0.52) per share. This guidance does not take into account financial income or loss due to valuation of conversion terms included in our $25.8 million principal amount of convertible subordinated notes that were issued in March 2007. Such income or loss is subject to certain factors, including our share price, and cannot be estimated at this time.

Conference Call
Orckit  Communications  will  host a  conference  call on  April  30,  2008,
at 11 a.m.  EST.  The  call can be  accessed  by  dialing 1-888-459-5609   in
the  United  States  and   1-?973-321-1024   internationally.   A  replay  of
the call will be available at http://www.orckit.com. A replay of the call will be also available through May 7, 2008 at 11:59 p.m. at 1-800-642-1687 in the United States and 1-706-645-9291 internationally. To access this replay, enter the following code: 41742717.


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW



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                                            ORCKIT COMMUNICATIONS LTD.
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                       (In thousands, except per share data)

                                                                                         Three Months Ended
                                                                                             March 31

                                                                                           2008               2007
                                                                                           ----               ----



Revenues                                                                      $           1,992   $          4,526

Cost of revenues                                                                            990              2,044
                                                                                         ------             ------
Gross profit                                                                              1,002              2,482

Research and development expenses, net                                                    5,816              4,974

Selling, marketing general and administrative expenses                                    4,481              4,011
                                                                                         ------             ------
Total operating expenses                                                                 10,297              8,985
                                                                                         ------             ------
Operating loss                                                                           (9,295)            (6,503)

Financial income, net                                                                     1,136                890
Adjustments due to convertible notes conversion terms                                       419                  0
                                                                                            ---                  -
Total financial income, net                                                               1,555                890
                                                                                         ------             ------

Net loss                                                                      $         (7,740)   $        (5,613)
                                                                                         ======             ======
Net loss per share - basic                                                    $          (0.47)   $         (0.36)
                                                                                         ======             ======
Net loss per share - diluted                                                  $          (0.47)   $         (0.36)
                                                                                         ======             ======
Weighted average number of shares outstanding - basic                                    16,362             15,709
                                                                                         ======             ======
Weighted average number of shares outstanding - diluted                                  16,362             15,709
                                                                                         ======             ======


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                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)

                                                                                          March 31                    December 31
                                                                                              2008                    2007
                                                                                              ----                     ----

                       ASSETS
Current assets:

    Cash and short term marketable securities                               $                73,941   $                68,225
    Trade receivables                                                                           132                        49
    Other receivables                                                                         2,031                     1,632
    Inventories                                                                               1,286                     1,347
                                                                                             ------                    ------
          Total  current assets                                                              77,390                    71,253

Long term marketable securities                                                              22,276                    34,142
Severance pay fund                                                                            3,874                     3,454
Property and equipment, net                                                                   1,258                     1,384
Deferred issuance costs, net                                                                    735                       781
                                                                                             ------                    ------
          Total  assets                                                     $               105,533   $               111,014
                                                                                             ======                    ======

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                          $                 4,022   $                  4,292
    Accrued expenses and other payables                                                       7,888                      8,240
    Deferred income                                                                             880                      1,045
                                                                                             ------                     ------
          Total current liabilities                                                          12,790                     13,577

Long term liabilities:

    Principal amount of convertible subordinated notes                                       31,214                     28,723
    Adjustments due to convertible notes conversion terms                                   (4,132)                     (3,247)
                                                                                            -------                    -------
    Convertible subordinated notes, net                                                      27,082                     25,476

    Accrued severance pay and other                                                           4,997                      4,553
                                                                                             ------                     ------
                                                                                             32,079                     30,029

          Total liabilities                                                                  44,869                     43,606
Shareholders' equity                                                                         60,664                     67,408
                                                                                             ------                     ------
          Total  liabilities and shareholders' equity                       $               105,533   $                111,014
                                                                                             ======                     ======


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